EXHIBIT 21.1

LIST OF SUBSIDIARIES

Chex Services, Inc., a Minnesota corporation, 100% owned.

Key Financial Services, Inc., a Florida corporation, 100% owned.

Nova Financial Services, Inc. ., a Florida corporation, 100% owned.

Denaris Corporation, a Colorado corporation; 77%-owned.